UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

The information contained in this Report on Form 6-K of Vision Marine Technologies Inc., a Quebec corporation (the “Company”), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On March 2, 2023, the Board of Directors (the “Board”) of the Company appointed Carter Murray as a member of the Board.

From October 2013 to April 2022, Mr. Murray was the Global Chief Executive Officer of Foote, Cone & Belding, a subsidiary of Interpublic Group, and one of the world’s largest global advertising agency networks. From October 2011 to September 2013, Mr. Murray was the President and Chief Executive Officer, North America, of Young & Rubicam, a global marketing communications company. From 2007 to 2011, Mr. Murray worked for Publicis advertising, where he held various positions, including Chief Marketing Officer, Worldwide New Business Director and Worldwide Account Director for Nestlé. Mr. Murray began his career at Leo Burnett, a communications agency and one of the world's largest agency networks. During his time at Leo Burnett, Mr. Murray held various positions, including Regional Account Director and Regional New Business Director EMEA. Mr. Murray earned his undergraduate degree from Duke University in 1997.

Mr. Murray was not selected as a director pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Murray and the directors, nor between Mr. Murray and any executive officer, of the Company. Mr. Murray is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

On March 8, 2023, the Board of the Company appointed Mario Saucier as a member of the Board.

Mr. Saucier has served as the Chair of the board of directors of E-Smart Control Inc. since November 2017 and as a member of the board of directors of Transtex Inc. since February 2016. From December 2015 to March 2017, Mr. Saucier was the Chief Financial Officer of BioAmber Inc., which was a sustainable chemicals company. From May 2014 to November 2015, Mr. Saucier served as Chief Financial Officer of Norduyn, operating in the aerospace industry and concurrently acted as President for Transtex inc., an affiliated company of Norduyn, operating in the aerodynamic trucking industry. Prior to Norduyn, Mr. Saucier served as Chief Financial Officer at Englobe Corp., a global bio-remediation company from November 2008 to November 2012. Mr. Saucier was subsequently appointed as interim President and Chief Executive Officer for a six month period with Englobe Corp. Previous positions also include Senior Vice President of Finance and Chief Accounting Officer of Quebecor World, from 2005 to 2008, Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation, from 2002 to 2004, as well as Vice President Implementation of SAP, from 2000 to 2002. Mr. Saucier holds a B.B.A. from the Université du Québec à Montréal and has been a member of the Canadian Institute of Chartered Accountants since 1991.

Mr. Saucier was not selected as a director pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Saucier and the directors, nor between Mr. Saucier and any executive officer, of the Company. Mr. Saucier is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 22, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer